

SECU[illegible] 05041344 [illegible]ION

SD 3/25/05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66183

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Independent Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7134 S. Yale Suite 560

(No. and Street)

Tulsa (City) Oklahoma (State) 74136 (Zip Code)



RECD S.E.C.
MAR 2 4 2005
1086

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip Palmer 918-492-9484

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henley and Johnson, P.L.L.C.

(Name – *if individual, state last, first, middle name*)

1409 NW 150th (Address) Edmond (City) Oklahoma (State) 73013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05
SS

OATH OR AFFIRMATION

I, Phillip Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Independent Financial Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public Oklahoma
OFFICIAL SEAL
DEBRA J. ROTH
TULSA COUNTY
03011066 Exp. 8-21-07

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Statement of Financial Condition
Year Ended December 31, 2004

(With Independent Auditors' Report)

TABLE OF CONTENTS

HENLEY AND JOHNSON, P.L.L.C.
Certified Public Accountants
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Independent Financial Services, Inc.

We have audited the accompanying statements of financial condition of First Independent Financial Services, Inc.("FIFS"), as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of FIFS's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FIFS as of December 31, 2004 and the results of its operations, and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



Edmond, Oklahoma
March 7, 2005

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	19,079
Restricted cash deposit with clearing organization - *Note 3*		25,000
Receivable from clearing agency		13,435
Other receivables - *Note 5*		55,153
Furniture and equipment, net of accumulated depreciation of $ 1,137		4,243
Security deposits		7,592
		124,502

LIABILITIES

Accrued liabilities		77,877
		77,877

Commitments and Contingencies - *Note 4*

STOCKHOLDERS' EQUITY

Common Stock,$1.00 par value, authorized 50,000 shares, 500 shares issued and outstanding.		500
Additional paid-in capital		126,000
Retained earnings (deficit)		(79,875)
		46,625
	$	124,502

See accompanying notes to financial statements